Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 20, 2014

VIA FEDERAL EXPRESS AND EDGAR

Angela McHale, Esq.
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Sino Mercury Acquisition Corp.
Confidential Draft Registration Statement on Form S-1
Submitted May 16, 2014
CIK No. 0001608269
Dear Ms. McHale:

On behalf of Sino Mercury Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 12, 2014, relating to the above-captioned Confidential Draft Registration Statement on Form S-1 (“Registration Statement”).

Captions and page references herein correspond to those set forth in the amended Confidential Draft Registration Statement, a copy of which has been marked with the changes from the original Confidential Draft Submission.  We are also delivering three (3) courtesy copies of such marked amended Confidential Draft Registration Statement to Sandra B. Hunter.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

June 20, 2014

General

1.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company does not intend on using any graphics, maps, photographs, artwork or logos.

2.
Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

We have attached the requested information as Exhibit A to this letter which is being filed via EDGAR correspondence as requested.

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, we will supplementally provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering.  To date, no such written communications or research reports exist.

4.	Please provide the disclosure required by Item 103 of Regulation S-K or advise.

We have revised the disclosure on page 57 of the Registration Statement as requested.

Securities and Exchange Commission

June 20, 2014

5.	Please disclose any prior performance information for other SPACs with which your control persons previously were or are concurrently associated or advise.

None of the Company’s control persons has previously been associated with any other similarly structured blank check company.  We have included such disclosure on page 46 of the Registration Statement.

Prospectus Cover Page

6.
Please revise your disclosure to make the cover page more legible, including increasing the font size to at least 10-point modern type. Please refer to Rule 420 of Regulation C and Item 501 of Regulation S-K.

We have revised the cover page of the prospectus to make it more legible as requested.

7.
We note that your initial stockholders have “agreed to introduce the underwriters in this offering to investors that are interested in purchasing at least $30,000,000 of the units being offered.” We further note your disclosure that it “is a condition of this offering that at least $10,000,000 of the units being offered hereby are purchased by investors introduced by our initial stockholders...” Please advise whether the securities have already been offered to these individuals and whether a commitment has been received from these individuals to purchase these securities. We may have further comment.

We have been advised by the Company and the representative of the underwriters in this offering that the above-referenced securities have not yet been offered and no commitment has been received from any individuals relating thereto.

Prospectus Summary, page 1  Private Placements, page 3

8.
We note your disclosure that your initial stockholders purchased 1,150,000 shares of common stock for an aggregate purchase price of $25,000, or approximately $0.02 per share. Please revise to disclose how you determined the purchase price of the insider shares.

We have revised the disclosure on page 3 of the Registration Statement as requested.

9.
We note that, with respect to the insider shares and the private units, the initial stockholders have agreed to certain voting provisions, to certain provisions with respect to an amendment to your amended and restated certificate of incorporation, to certain conversion provisions and to waive certain liquidation distribution rights. Please revise your disclosure to indicate whether these provisions were provided in written agreements, and if so, please file such agreements as exhibits to this registration statement or advise.

We have revised the disclosure on page 3 of the Registration Statement to indicate that such provisions will be included in a written agreement with the Company.  The form of such written agreement will be filed as exhibit 10.1 to the Registration Statement.

Securities and Exchange Commission

June 20, 2014

10.
We note your disclosure in the second bullet point on page 8. Please expand your disclosure to provide more detail regarding the expenses that will be reimbursed. Please disclose any such expenses to date.

We have revised the disclosure on page 8 of the Registration Statement as requested.

Risk Factors, page 14

11.	Please revise your filing to include a risk factor addressing that there is no net-cash settlement of the rights.

We have revised the disclosure on page 17 of the Registration Statement as requested.

12.
We note your risk factor disclosure on page 16. To the extent applicable, please also include risk factor disclosure regarding the timing delays that may be associated with these third party claims or the filing of bankruptcy.

We have revised the disclosure on page 16 of the Registration Statement as requested.

13.
We note your risk factor disclosure on page 17. To the extent applicable, please also include a risk factor discussing the fact that insiders who purchase shares in the private placement may be able to exercise their warrants at times that the purchasers in the IPO may not.

We wish to respectfully advise the Staff that no warrants are being sold in the public offering or in the private placement.  Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Dilution, page 36

14.
Please revise your filing to disclose that the dilution table does not include the impact of issuing additional private units if investors introduced by the initial stockholders do not purchase at least $30,000,000 of the units being offered.

We respectfully direct the Staff to the final sentence in the first paragraph of the Dilution section on page 36 of the Registration Statement which already indicates that the dilution presentation assumes that no private commission units are issued.  Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission

June 20, 2014

15.
Please clarify that the first table does not take into account the over-allotment. Also, for both tables, please indicate by footnote or in tabular format what the per-share dilution would be when the over-allotment is taken into account.

We have revised the disclosure on page 36 of the Registration Statement as requested.

16.	We note your disclosure in footnote (1) in the second table. Please separately break out the average price per share for the initial/insider shares and the private shares.

We have revised the disclosure on page 36 of the Registration Statement as requested.

Facilities, page 56

17.
We note your disclosure that your office space in New York is being provided by an affiliate at no cost. Please revise your disclosure to identify the affiliate. Please also revise to describe this arrangement in your “Related Party Transactions” and “Certain Transactions” sections. In addition, we note your disclosure that you also have offices in Beijing, China. Please disclose if these offices are also provided by an affiliate at no cost and, if so, revise to identify the affiliate.

We have revised the disclosure on pages 40, 56 and 72 of the Registration Statement as requested.

Employees, page 56

18.	Please revise to disclose the amount of time your executive officers will devote to the business.

We have revised the disclosure on page 56 of the Registration Statement as requested.

Conflicts of Interest, page 64

19.	In the third bullet, please describe this conflict and its potential consequences in greater detail. We note your related disclosure on page 18.

We have revised the disclosure on page 65 of the Registration Statement as requested.

Securities and Exchange Commission

June 20, 2014

Principal Stockholders, page 67

20.
We note you reference your “initial stockholders” throughout the document. We further note your disclosure under this heading that you only have one stockholder, Best Apex Limited, of which Mr. Hao is the sole officer and director. Please revise your disclosure in footnote 3 to clarify whether Mr. Hao controls the voting and dispositive power of the common stock owned by Best Apex Limited. In addition, to the extent that Mr. Hao is the sole initial stockholder please revise throughout the document to clarify that you have only one initial stockholder.

We have revised the disclosure on page 68 of the Registration Statement to indicate that Mr. Hao controls the voting and dispositive power of the common stock owned by Best Apex Limited as requested.  We advise the Staff that subsequent to the initial submission of the draft Registration Statement, Best Apex Limited transferred certain of its shares of common stock to other holders and, as a result, there are multiple stockholders of the Company.  The principal stockholder table has been adjusted to reflect such transfers.

Underwriting, page 78

21.	Please revise to disclose any historical banking and commercial dealings between the underwriter(s) and the company or its affiliates, or confirm that there have been no such dealings.

We confirm that there have been no historical banking and commercial dealings between the underwriters and the Company or its affiliates.

Financial Statements

Notes to Financial Statements, page F-7

Note 3 – Proposed Public Offering, page F-10

22.	If true, please tell us and revise your footnote to disclose that the over-allotment option to purchase 600,000 units does not allow for net-cash settlement.

The above-referenced option is not an option to purchase additional securities like a unit purchase option or other warrant typically issued to underwriters as underwriting compensation in offerings – it is simply the right granted to the underwriters to purchase additional units in the public offering if the offering is over-subscribed for.  Accordingly, we respectfully believe it is not appropriate to include the Staff’s requested language.  Nevertheless, we wish to advise the Staff that in no event will the Company be required to net cash settle any option or right with respect to this offering.

Securities and Exchange Commission

June 20, 2014

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-3

23.	Please revise your disclosure to name the “stockholder” and the “initial stockholders” under this heading. Please refer to Item 701(b) of Regulation S-K.

We have revised the disclosure on page II-4 of the Registration Statement as requested.

Item 16. Financial Statements and Exhibits, page II-4

24.	Please advise us as to whether you intend to file a legal opinion. We note your disclosure regarding legal matters on page 81.

A legal opinion has been filed as an exhibit to the registration statement.  Page II-4 of the Registration Statement has been revised to reflect such exhibit filing.

25.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The above-referenced agreements filed as exhibits will not be executed until the effective date of this offering.  However, such agreements will be filed in the format in which they will be executed.

  *   *   *   *  *

Securities and Exchange Commission

June 20, 2014

 If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

JMG/kab Enclosures
cc: Mr. Richard Xu

Securities and Exchange Commission

June 20, 2014

EXHIBIT A

6/13/2014 MIIT: SMEs contribute 60% GDP and 80% of urban employment creation _ NetEase

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MIIT: SMEs contribute 60% GDP and 80% of urban employment creation

2012-02-14 20:19:53 Source: NetEase has 0 people involved in mobile phone to read news

NetEase Feb. 14 hearing today, the Seventh China-EU Business Summit held in Beijing's Great Hall in the morning of the sub-forum "SME development and institutional support", the Secretary Ministry of Industry and SME Tagawa said SME financing is a worldwide problem. The Chinese government attaches great importance to the development of SMEs, many SMEs financing support measures have been introduced, these measures will produce very good results.

Tagawa said that the Chinese government has always attached great importance to the development of SMEs in recent years developed a number of measures to promote the development of SMEs. In support of the policy has been under rapid development of China's SMEs. Currently, SMEs contribute more than 60% of China's GDP, more than 50% of revenue, and created 80 percent of China's urban employment.

不期而遇的温暖

Tagawa then said that after the financial crisis in 2008, the development of SMEs in China encountered many new difficulties. In this context, the Government has once again introduced a number of new policies to promote the development of SMEs. Currently the development of SMEs there have been many new changes, has become an important force adjustment and optimization of the economic structure of the country. China's future will also introduce more measures to help SMEs continue to grow in many ways. However, due to China's large enterprises, not every business can truly feel the impact of the policy brings, but these policies in the future will produce good results.

Tagawa said, we and many European countries have signed a cooperation agreement for SMEs. Since the outbreak of the debt crisis, production and management capabilities of SMEs in Central Europe have increased, in this case, the two sides should strengthen cooperation related. We hope to further strengthen EU-China cooperation, China and the EU to play their respective advantages, strengthen pragmatic cooperation, strengthen cooperation in high-tech, e-commerce, environmental protection and other fields. EU-China SME

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6/13/2014 Bank of China Banking Regulatory Commission issued guidance on the small loan company pilot

Chinese Simplified

中华人民共和国中央人民政府
The Central People's Government of the People's Republic of China
www.GOV.cn

Current position: Home >> work dynamic >> Sector Information

Bank of China Banking Regulatory Commission issued guidance on the small loan company pilot

The central government portal www.gov.cn 2008 年 05 月 08, 2010 Source: CBRC website

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Guidance on small loan company pilot

CBRC [2008] on the 23rd

Each Banking Bureau, People's Bank of China headquarters in Shanghai, all branches and business management departments, provinces (capital) city center branches, sub-provincial city center Branch:

To fully implement the scientific concept of development, the efficient allocation of financial resources, to guide the flow of funds in rural and underdeveloped areas, improve financial services in rural areas, promote agriculture, farmers and rural economic development, support for building new socialist countryside, is now on small loan company pilot guidance on matters put forward the following:

The nature of a small loan company

Microfinance investment company set up by individuals, corporate and other social organizations, do not absorb public deposits, operating microfinance business of the limited liability company or limited.

Small loan companies are corporate entities, have separate legal property enjoys legal property rights to all the property bear civil liability for its debts. Shareholder small loan companies enjoy the capital proceeds, the right to choose to participate in major decisions and managers, with its capital contribution or subscription of shares subscribed to limit liability to the

http://www.gov.cn/gzdt/2008-05/08/content_965058.htm 1/7

6/13/2014 Bank of China Banking Regulatory Commission issued guidance on the small loan company pilot company.

Microfinance companies should implement the country's financial guidelines and policies, conduct business, manage their own business within the scope of the law and regulations, self-restraint, self-risk, its legitimate business activities are protected by law, against any unit individuals.

Second, the establishment of small loan companies

Microfinance company name should be the administrative division, size, industry, and organization form, which refers to the name of the administrative division of the county administrative divisions, organized as a limited liability company or limited.

Shareholder small loan companies must meet the quorum requirement. A limited liability company by 50 following shareholders funded the establishment; Corporation shall have two - 200 sponsors, more than half of whom shall be the promoters have domicile in China.

Registered capital sources microfinance companies should be legally true, all paid-currency capital from investors or promoters once full payment. A limited liability company registered capital of not less than 500 million yuan and registered capital of not less than 10 million yuan Corporation. Single individual, corporate, other social organizations and their related parties hold shares, shall not exceed 10% of small loan companies registered total capital.

Apply for the establishment of small loan companies, to the competent provincial government made a formal application is approved, the local industrial and commercial administrative departments to apply for the registration formalities and obtain a business license. In addition, within five working days should the local public security organs, the China Banking Regulatory Commission and the China agency of the People's Bank branch to submit relevant information.

Small loan company should comply with the constitution and management system, should have the necessary place of business, organization, have the appropriate expertise and experience of the staff.

http://www.gov.cn/gzdt/2008-05/08/content_965058.htm 2/7

6/13/2014 Bank of China Banking Regulatory Commission issued guidance on the small loan company pilot

Funded the establishment of a natural small loan companies, corporate and other social organizations, individuals aspiring small loan company directors, supervisors and senior management should have no criminal record and bad credit records.

Small loan company in the local tax authorities for tax registration and pay all kinds of taxes in accordance with law.

Third, the company's sources of funding microfinance

The main source of funding for microfinance companies to pay capital to shareholders, donated funds, as well as from no more than two banking institutions into the capital.

Within the scope of the laws, regulations, small loan companies to get into the capital from the balance of the banking institutions, shall not exceed 50% of net capital. Integration funds interest rate, term by a small loan companies and the corresponding self-banking financial institutions negotiated interest rates to the same period "between the Shanghai Interbank Offered Rate" as 基准加 point.

Microfinance companies registered in China shall apply for credit cards the People's Bank branch. Provide financing to microfinance companies banking institutions, financing information should promptly submit the People's Bank of China branches and location of the China Banking Regulatory Commission, the agency, and shall supervise the use of tracking small loan company financing.

Fourth, the small loan company funds

Small loan companies at the insistence of farmers, agriculture and rural economic development principles to choose the loan object. Small loan company should adhere to the "small, scattered" principle, to encourage small loan companies facing farmers and micro-enterprises to provide credit services to focus on expanding the number of customers and service coverage. The same borrower's loan balance may not exceed 5% of the net capital of small loan companies. Within this standard, you can refer to the location of the economic situation of small loan companies and per capita GDP levels, to develop the maximum loan amount limit.

http://www.gov.cn/gzdt/2008-05/08/content_965058.htm 3/7

6/13/2014 Bank of China Banking Regulatory Commission issued guidance on the small loan company pilot

Microfinance companies operate according to market principles, the loan interest rate cap release, but shall not exceed the specified limit the judiciary, the lower limit is 0.9 times the PBOC benchmark lending rate, the specific autonomous floating range determined in accordance with market principles. The loan period and loan repayment terms and other contents of the contract, by both lenders and borrowers in a fair and negotiated a voluntary basis in accordance with law.

Fifth, supervision and management of small loan companies

Those who can clear a provincial government authorities (Finance Office or relevant agencies) responsible for the supervision and management of small loan companies, small loan companies and are willing to assume responsibility for risk treatment before the county range in the province (autonomous regions and municipalities) the formation of small loan companies to carry out the pilot.

Promoters of microfinance companies should establish commitment system, shareholders should be signed with the small loan companies undertaking to abide by the Articles of Association, involved in the management and risk.

Small loan companies should follow the "Company Law" requires the establishment of a sound corporate governance structure, a clear relationship between rights and responsibilities of shareholders, directors, supervisors and managers between sound and effective rules of procedure, decision-making procedures and internal audit system to improve corporate governance effectiveness. Microfinance companies should establish a sound credit management system, credit investigation before clear when the loan review and loan inspection business processes and practices, strengthen loan management. Microfinance companies should strengthen internal controls, establish a sound corporate financial accounting system in accordance with relevant state regulations, a true record and reflect their business activities and financial activities.

Small loan companies should be in accordance with the relevant provisions, the establishment of prudential norms of asset classification and provisioning system system, accurate asset classification, full provision for doubtful debts, ensure asset loss reserve adequacy ratio remains above 100%,

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6/13/2014 Bank of China Banking Regulatory Commission issued guidance on the small loan company pilot full coverage risk.

Microfinance companies should establish an information disclosure system, as required to the shareholders of the company, the competent authorities, to provide financing for the banking financial institutions, donor agencies concerned by the agency to disclose audited financial statements and annual operations, the financing of major matters and other information, if necessary, should society be disclosed.

Microfinance companies should accept social supervision, shall be illegal fund-raising in any form. Engaged in illegal fund-raising activities, in accordance with the relevant provisions of the State Council, the provincial government is responsible for disposal. For disposal of illegal fund-raising activities across the province, from the disposal of illegal fund-raising needs inter-ministerial joint conference coordinated by the provincial People's Government for the disposal of illegal fund-raising Ministerial Joint Coordination disposal. Other violations of state laws and regulations, the imposition of penalties by the local authorities in accordance with relevant laws and regulations; constitutes a crime, be held criminally responsible.

People's Bank of China's interest rates on small loans, tracking and monitoring of capital flows, and the inclusion of small loan companies credit information system. Small loan companies to credit information systems should provide regular borrowers, business information loan amount, loan guarantees and loan repayment etc..

Six, small loan companies to terminate

Termination of the legal personality of microfinance companies, including dissolution and bankruptcy two cases. Small loan company may dissolve due to the following reasons: (a) the articles of association of the causes for dissolution; dissolution resolution (two) shareholders' meeting; (c) due to the dissolution of the merger or division; (four) business license is revoked, ordered closed or canceled; (five) People's Court announced its dissolution. Dissolution of small loan companies, in accordance with "Company Law" be liquidated and canceled.

Microfinance company is declared bankrupt, in accordance with the law on

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6/13/2014 Bank of China Banking Regulatory Commission issued guidance on the small loan company pilot corporate bankruptcy bankruptcy liquidation.

Microfinance companies compliant operation, no bad credit record can be on a voluntary basis to shareholders, in accordance with the "village banks established guidelines for approval" and "rural banks Interim Provisions" normative transformation of rural banks.

Seven other

China Banking Regulatory Commission, the agency and the People's Bank of China branch, to work closely with the local government, work creatively, to strengthen the microfinance company policy advocacy. At the same time, actively carry out small loans and training, targeted for small loan companies and their customers related training.

The guidance on matters not in accordance with the "People's Republic of China Company Law", "People's Republic of China Contract Law" and other laws and regulations.

This guidance by the China Banking Regulatory Commission and the People's Bank of China is responsible for interpretation.

Invites the Banking Board and the PBOC Shanghai headquarters, branches and business management departments, provinces (capital) city center branches, sub-provincial city center branch of the joint guidance will be forwarded to Branch Banking, Branch of People's Bank in downtown county (city) branches and related units.

China Banking Regulatory Commission,

People's Bank of China

May 4, 2008

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2013 China Banking Industry - Top Ten Trends and Outlook

Deloitte China Financial Services Industry Center of Excellence

Summary

After the release of "Chinese Banking Industry - Top Ten Trends and Outlook in 2012", Deloitte China Financial Services Industry Center of Excellence launches discussions on the Chinese banking industry's development trends and top ten issues in 2013. These discussions are not only attracting attention from industry professionals, but will also create ripples across the Chinese banking industry over the next two to three years. These topics are:

- profit growth
- asset quality
- market-oriented interest rates reform
- urbanization
- internationalization
- capital replenishment
- integrated operation
- financial innovation
- wealth management
- implementation of New Basel Capital Accord

Through opinions and insights collected across the industry, we were able to drive relevant insights and propose forward thinking outlook on the future development of the Chinese banking industry. We hope, as an independent professional service and industry research institution, to share our views with industry leaders and Chinese banking regulatory authorities to discuss future opportunities and challenges, while promoting the healthy development of the Chinese banking industry.

2013 China Banking Industry - Top Ten Trends and Outlook 1

1. Business Growth Returned to Normal Stage

In 2012, influenced by factors such as the economic downturn, interest rate cuts, speedup of market-oriented interest rates reform, and rectification of banking fee structures, all the commercial banks experienced significant decrease in profit growth. According to the annual reports from China's listed commercial banks'[1], net profit changes across the industry varied significantly. Growth rates of large state owned commercial banks performed relatively similar compared to joint equity commercial banks' which varied in their performance, while some banks performed at a near zero growth (See Figure 1).

Figure 1 Net Profits of China's Listed Commercial Banks in 2011 and 2012

in millions of RMB
300,000
250,000
200,000
150,000
100,000
50,000
0
80%
70%
60%
50%
40%
30%
20%
10%
0%
ICBC
CCB
ABC
BOC
BoComm
CMB
CNCB
CMBC
SPDB
CIB
CEB
HXB
PAB
BOB
NJCB
NBCB
CQRC
Y2011
Y2012
2011vs.2010
2012vs.2011

Sources: Listed commercial banks' 2011 and 2012 annual reports

Growth in net interest income was attributed to asset scale expansion and changes to the interest spread. According to annual reports of 17 listed commercial banks, the growth of total net interest income in 2012 decreased to 16.3% compared to 24.9% the year prior. With respect to the interest rate factor, the two interest rate cuts made in 2012 and market-oriented interest rates reform both reduced net interest margin, and in turn slowed down the growth of net interest income. As such, joint-equity commercial banks observed a significant decrease in net interest spread, with the largest decreasing by 20 basis points. Looking ahead to 2013, the scale at which industry assets are expected to grow, such as loans, will remain on a steady trajectory. However, under the impact of narrowing interest spreads, growth of net interest income will be expected to continue its downward slide.

The Chinese banking industry's operating performance faces a similar fate in 2013. In 2013, income from interest spread will no longer support rapid growth, income from intermediary businesses will also lack the necessary force to drive growth. Cost of business will continue face upward pressure as deterioration of credit asset quality will lead to increasing cost of capital. Due to fragmented operational and risk landscape, banks will face various problems and challenges. Response to the profit growth slowdown will require the Chinese banking industry to pro-actively adjust its asset-liability structure, strengthen its cost management capabilities and expand profit channels.

[1] Chinese listed commercial banks include: Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China, China Construction Bank, Bank of Communications, China Merchants Bank, China CITIC Bank, China Minsheng Bank, Shanghai Pudong Development Bank, China Industrial Bank, China Everbright Bank, Hua Xia Bank, Ping An Bank, Bank of Beijing, Bank of Nanjing, Bank of Ningbo, and Chongqing Rural Commercial Bank (hereinafter referred to as ICBC, ABC, BOC, CCB, BoComm, CMB, CNCB, CMBC, SPDB, CIB, CEB, HXB, PAB, BOB, NJCB, NBCB, and CQRC, in no particular order).

2

2. Credit Asset Quality Faces Greater Challenges

As at the end of 2012, balance of RMB and foreign currency denominated loans in all financial institutions increased by RMB9.1 trillion from the beginning of the year to RMB67.3 trillion, up 15.6% year over year. Balance of RMB denominated loans increased by 15.0% year over year to RMB63.0 trillion, accounting for 93.6%[2] of total loans.

Credit asset quality in the Chinese banking industry is facing ever greater headwinds. In 2012 proved to be a turning point for non-preforming loan's "double declines" in loan amounts and loan proportion, with the number of new overdue loans increasing significantly over the year, resulting in continued increase in non-performing loans during the first quarter of 2013. According China Banking Regulatory Commission (hereinafter referred to as CBRC) data, balance of non-performing loans held by domestic commercial banks have been gradually increasing since the third quarter of 2011, and as of the end of 2012, balance of non-performing loans increased by RMB64.7 billion from the end of 2011 to RMB492.9 billion, up 15.1% year over year. Ratio of non-performing loans saw a decline from 1.00% to 0.95%. Ratio of non-performing loans decreased slightly for large state-owned commercial banks due to the expansion of credit assets, while commercial and rural commercial banks saw a sharper percentage increase of 0.12% and 0.16% respectively (See Figure 2).

Figure 2 Performances of Non-performing Loans in Chinese Banking Industry from 2010 to 2012

2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
2010
2011 Q1
2011 Q2
2011 Q3
2011 Q4
2012 Q1
2012 Q2
2012 Q3
2012 Q4
All Commercial Banks
Large Commercial Banks
Joint-equity Commercial Banks
City Commercial Banks
Rural Commercial Banks
Foreign Banks

Sources: China Banking Regulatory Commission, Commercial Banks Major Regulatory Index Information Table (Legal Person)

[2] People's Bank of China "China Monetary Policy Report, Quarter Four 2012"

2013 China Banking Industry - Top Ten Trends and Outlook 3

In 2013, the gradual alleviation of the pressure on bank's credit asset quality and regional risk will continue to spread. Although a sharp and systematic spike in credit quality deterioration is unlikely to occur in 2013, the spread of regional risk should not be ignored. In particular, risk originating from the Yangtze River Delta has gradually extended across coastal areas such as Shandong, Fujian, and Guangdong. Central and Western China faces similar risk to its credit asset quality should the market recession persist. Although the volume of local government financing platforms can be controlled, potential for risks to spread from this type of financing remains and will require careful monitoring. According to data published by CBRC, as of the end of 2012, total loan balance of local government financing platforms amounted to RMB9.3 trillion, accounting for 14%[3] of the industry's total loan portfolio. Approximately RMB3.49 trillion will be due in the next 3 years[4]. According to recent estimates, as of the of 2012, approximately RMB1.86 trillion in financing towards government projects are not covered by sufficient projected cashflows, presenting a substantial area of risk exposure for these lending institutions. At the same time, banks should closely monitor changes in regulatory policies towards the real estate industry, and proactively respond to the changing market environment.

[3] Banks may not be to increase loan scale to platforms, Dayaoo.com - Guangzhou Daily, 8 April 2013, http://bank.hexun.com/2013-04-16/153199953.html

[4] Mr. Shang Fulin's speech on the year's first quarter economic situation analysis meeting

4

3. Accelerates Market-Oriented Interest Rates Reform Steadily

As China's financial system continued to strengthen, market-driven interest rates reform is an inevitable trend and will bring extensive and profound changes to the entire banking industry. On June 8, 2012, People's Bank of China further loosened RMB's deposit and loan interest rate floating range for financial institutions – adjusting the upper limit of the floating range for deposit interest rates at 1.1 times the benchmark interest rate and the lower limit of the floating range for loan interest rates at 0.8 times the benchmark rate. The broadened range of deposit and loan rates signifies the official entry of China into the core stage of market-oriented interest rates reform.

After adjusting the floating ranges for deposit and loan interest rate in 2012, competition to attract deposits greatly intensified. After The People's Bank of China first loosened the floating range of the benchmark interest rate, in order to attract deposits, commercial banks followed suit by increasing their deposit interest rates based according to the central bank's benchmark rate, however adjusted rates were usually above the benchmark rate. Rates set by the five largest state-owned commercial banks and Postal Savings Bank of China were the same, resulting in similar actions taken by small to medium sized commercial banks. Increase in deposit interest rates led to suppression of net interest margins for state-owned banks and most large joint-equity commercial banks. For example, comparing 15 listed commercial banks net interest margins in the first half of 2012 with that in the second half of 2012, Chongqing Rural Commercial Bank's net interest margins stayed the same, China Construction Bank, Bank of China, and Bank of Ningbo all showed minor gains in net interest margin, while all other banks experienced a decrease in net interest margins (See Figure 3).

Figure 3 Interest Margin of 15 Listed Commercial Banks in the First and the Second Half of 2012

%
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
ICBC
CCB
ABC
BOC
BoComm
CMB
CNCB
CMBC
SPDB
CEB
HXB
PAB
NJCB
NBCB
CQRC
First Half of 2012
Second Half of 2012

Sources: listed commercial banks' 2012 annual reports

2013 China Banking Industry - Top Ten Trends and Outlook 5

The market-oriented interest rates reform has become the driving force for the transformation of commercial banks in China. It has promoted the acceleration of risk management system improvements, encouraging banks to become more innovative, explore new profit territory, provide differentiated financial services and thus strengthen market core competency. With the deepening of market-oriented interest rates reform, its influence on entire banking industry has been highly evident. Commercial banks are taking great strides in transforming their current business model with many citing the development of intermediary business as a core component of their transformation strategy.

Cooperation between inter-banks and non-bank institutions are also increasing. Market-oriented interest rates reform will impact the overall banking landscape; however these changes will likely have a greater impact on smaller to medium size banks. It is expected that banks who have adequately prepared for these changes will be able to capture greater proportion of the market share by seizing new opportunities, however smaller banks lacking the necessary resources or scale face a more daunting future. In 2013, in order for commercial banks to respond to interest rates reform, greater focus will need to be placed on operating model transformation, improving agile and risk adjusted pricing capabilities, risk management and strengthening cost management while continuously innovating their portfolio of products and services.

6

4. Active Layout on Urbanization Construction

In recent years, urbanization in China has grown at a rapid pace. As the slowdown in China's economic growth continues, urbanization is regarded as a key driving force for expanding domestic demand. In 2012, China's level of urbanization reached 52.57%, and from 2002 to 2012, urbanization rate in China grew in an average annual rate of 1.37%. Urbanization has become one of the government's key policies, and construction supporting the development of urbanization is expected to accelerate in the near future. In 2013, the new central government has emphasized the important role of new urbanization in expanding domestic demand, and as such, will be a catalyst of new growth opportunities to support overall economic stability.

Although urbanization has led to numerous new regulatory policies surrounding this topic, it has at the same time presented many new opportunities for commercial banks. The government's urbanization policies brings new business opportunities to commercial banks, and it will become one of divers of business development of China's commercial banks and also help business transformation. It will bring new features and growth point in the consumer finance areas for China's commercial banks. New urbanization policies place a greater focus on cluster developments, resulting in greater financing demand for the development of small to medium city infrastructure. Banks will be called upon to provide financing for key strategic industries such as energy, transportation, telecommunication, medical, cultural and mass media, and real estate. New urbanization policies also provide rooms for banks to expand their branch network as well as their other channels for the delivery of products and services. In addition to broadening various channels for banking services, developing diversified consumer financial products. Banks also need to strengthen the development of payment functionalities, increase usage of bank cards by adding more ATMs and bank cards processing machines in suburban areas, actively promote innovative payment businesses such as online payments, phone payments, and mobile payments.

Commercial banks actively support the urbanization process through the development and strengthening of their collaboration with government agencies. Banks can build upon their capabilities and advantages in financial markets through collaboration incorporating strengths of government organizations to speed up the pace of urbanization. For example, China Development Bank actively collaborated with local governments, through the introduction of private enterprises and collective economy, forged market entities with multiple ownership structures, established suburban development funds, and supported infrastructure construction. Banks such as Agricultural Bank of China expanded their branch network coverage by adding 1,000 self-service outlets in Guangdong, increased the number of "Huinongtong" service points above10,000 thereby creating a fast and convenient financial service network to connect urban and rural areas.

Expanding financing channels is critical to current urbanization efforts as new urbanization will create demand for infrastructure investment. According to "National Planning for Promoting Healthy Urbanization (2011-2012)" by National Development and Reform Commission, Chinese urbanization is expected bring in over RMB40 trillion in new investments thus creating substantial market appetite for financing. In current stages, financing for urbanization development are primarily through issuance of governments' bonds. Compared to bank loans, bonds have a longer maturity, which can match the pace of the infrastructure development project and therefore considered as a more suitable method for urbanization financing.

2013 China Banking Industry - Top Ten Trends and Outlook 7

In 2013, banks will need to enhance its ability to provide the necessary credit to support new urbanization initiatives. Urbanization will increase demand for financial services, as a result, business development efforts will focus on building this area of business. Banks will need to respond by accelerating the introduction of effective products and services as well as transform their current product development model. When evaluating financing opportunities, commercial banks will need to choose projects with geographical advantages, a solid industrial foundation, standardized operating entities, good potential economic returns, and entities with a sound management team. Banks must strengthen their support for small or micro innovative enterprises, and provide comprehensive financial services, such as lending, investments, insurance and leasing.

8

5. Internationalization

In 2012, China Development Bank and China's six largest commercial banks (by asset size) continued push forward with their internationalization strategy. ICBC and BOC lead the pack by developing their international network earlier in the game and gradually improving the depth of overseas business. Although banks such as CCB, ABC, and BOCOMM are relatively late entrants in their efforts to build their global banking business, they have more recently actively pushed forward with the development of oversea networks. CMB leveraged synergies gained through mergers and acquisitions to build their domestic and oversea business. While CDB actively supported domestic enterprises' expand overseas through a similar M&A strategy thus becoming the global leading development financial institution and China's largest bank in international investment and financing.

Overseas business for Chinese banks has gradually evolved from serving Chinese clients to building a strong local market presence with a strong volume of local clients in oversea markets. In 2012, large Chinese banks' accelerated their efforts in acquiring or upgrading their banking business licenses, expanded their retail banking network. By building up their operations in these markets, these Chinese banks have gradually enhanced their competitiveness in better serving local customer base. For example, ICBC's overseas income accounted for 4.3% of the bank's total operating income with profits from its overseas operations increasing by 21.8% from the year prior, and total overseas assets increased by 30.5% from the end of last year to USD162.7 billion, accounting for 5.8% of the group's total assets.

The internationalization of Renminbi and the internationalization of Chinese banks' are mutually beneficial and have resulted in the growth of both in foreign markets. Over the past few years, RMB internationalization entered a period of acceleration resulting in rapid growth of offshore RMB, offshore bond market development as well as the start of cross border RMB direct investments. Trade settlement in RMB processed in Hong Kong, the largest offshore RMB center, in 2012 increased by over 30% compared 2011. For example, as of the end of 2011, China Development Bank's foreign currency loan balance was USD210.0 billion, surpassing World Bank and Asia Development Bank to become the world's largest overseas financing institution and China's largest bank in international investment and financing.

The process internationalization for Chinese banks is a process requiring capital structure internationalization, trade internationalization, investment internationalization, gradual localization of overseas business, and integration of global operations. Through listing on exchanges overseas, mechanism like corporate governance and information disclosure based on mature market regulations laid a sound foundation for Chinese banks' in their global expansion. As China's economy increases its influence and penetration in foreign markets, Chinese banks have followed pace by evolving from providing early state trading services to investment services and from overseas branches to a full service regional network and from serving predominantly Chinese-owned enterprises with credit financing and trade settlement to a key financial institution provider for local market clients.

In 2013, it is expected that penetration of Chinese banks into foreign markets will continue to deepen pushing rapid development of RMB internationalization through increased RMB offshore settlements. While organic growth of oversea networks gradually expands, Chinese banks will also prudently push forward overseas mergers and acquisitions, and during regional selection, will pay attention to developing economic entities with good potential growth. Key to this will be Chinese bank's ability to strengthen integration after mergers and acquisitions in order to fully realize synergy effects. With respect to improving localization of overseas operations, we anticipate more Chinese banks will obtain retail business licenses as a key business line to penetrate local markets.

2013 China Banking Industry - Top Ten Trends and Outlook 9

6. Breakthrough in Capital Replenishment

The "Capital Management Measures of Commercial Banks (for Trial Implementation)" (hereinafter referred to as "New Measures"), circulated by CBRC was formerly implemented on 1 January 2013. Although commercial banks will still face capital pressure, the New Measures aim to ease headwinds faced by domestic banks under current economic conditions, providing new guidelines on implementation time, standard requirements and transitional period. At present, the Chinese commercial banks replenish capital through retained earnings, issuing common shares and issuing subordinated bonds, these channels of capital replenishment is narrow and the cost is relatively high.

Since the successful Hong Kong IPO of Chongqing Rural Commercial Bank in 2010, the Chinese banking industry has not seen any new public listing of commercial banks for more than two years, with the continued expectations that domestic IPOs will continue to be tightly regulated in 2013. However it is still unclear about the IPO of small to medium banks in 2013 from the reaction of the market and the supervision institutions. "The IPO Guidance of Small to Medium Commercial Banks" that is claimed to regulate the IPO standard and conditions of small to medium commercial banks has not been promulgated, causing delays for these banks in their IPO process. This has resulted in some banks selecting other capital markets to carry out its IPO. The IPO of Bank of Shanghai H shares, Bank of Chongqing A or H shares, and the Hong Kong IPO of China Everbright Bank, Guangdong Development Bank and Huishang Bank have recently come under the industry spotlight.

The commercial banks replenish capital through issuing subordinated bonds and targeted placements. In 2012, due to higher capital adequacy ratio requirements of the New Measures, the commercial banks frequently issued subordinated bonds to adjust their own capital structure. In 2012, Chinese commercial banks issued 33 subordinated bonds valued at over RMB224billion with rates reaching as high as 8.1%.

With restructuring of the non-governmental capital investing, equity investment has been another tool to replenish capital for banks. The State Council promulgated the "Several Opinions Regarding to Encourage and Guide the Sound Development of Non-governmental Capital" in 2010, to support the non-governmental capital's participation in increasing the capital and share of the commercial banks by equity investment and participation in the restructuring of rural credit cooperatives and urban credit cooperatives. In 2012, the CBRC promulgated the "Capital Management Measures of Commercial Banks (for Trial Implementation)" to clearly present that the non-governmental capital should obey the same conditions to participate in the banking industry but there are no restrictions in the range and investees. As a result, increasing industrial capital was invested in Chinese financial institutions over the past two years, especially municipal commercial banks and rural commercial banks in order to support restructuring and reform of those banks. The participation of industrial capital not only provided additional capital for the reform of small to medium banks, but also brought positive influence for the governance structure, risk management and business expansion.

10

The implementation of the New Measures promoted the innovation of capital instruments for commercial banks. The CBRC promulgated the "Guidance of the Innovation of Capital Instruments of the Commercial Banks" (hereinafter referred to as "Guidance") on 7 December 2012, clearly outlining the basic principles and policy framework for the innovation of capital instruments as well as providing the policies to regulate development of capital instrument innovation and the expansion of the capital replenishment. In April 2013, the CBRC promulgated the guidance on the implementation of the New Measures to encourage eligible commercial banks to develop capital instruments and expand the channels of capital replenishment according to the requirements of the Guidance. In view of the urgency and feasibility of the issuing various new capital instruments, the CBRC will focus on the pilot issuing of secondary capital instruments with write-down features, as well as continuously promote the issuing of equity capital instruments with relevant departments. Since the announcement of the Guidance, the commercial banks have been actively developing innovative new capital instruments and discovering new capital replenishment channels. According to the capital bills passed at the Meetings of Shareholders or the Board of Directors of 12 listed commercial banks, the commercial banks will issue capital instrument and subordinated bonds of more than RMB360 billion in the coming three years.

In 2013, the capital replenishment of commercial banks will make breakthrough. Due to the official implementation of the New Measures, the commercial banks will continue to vigorously replenish capital through various channels. The listing channels of banks are still limited and there will continue to be heavy regulatory barriers against bank IPOs. Therefore if there is no clear policies are published, we expect to see increasing number of overseas listings by these commercial banks. The non-governmental capital is expected to obtain more substantive policy support and participate in the restructuring and reform of small to medium commercial banks mainly by the equity investment. In the aspect of innovation of capital instrument, the qualified capital instruments with write-down feature may also become a trend.

2013 China Banking Industry - Top Ten Trends and Outlook 11

7. The Integrated Operation Will be Accelerated

Promoted by factors such as the pressure of financial disintermediation, the implementation of the New Capital Accord and the acceleration of market-oriented interest rates reform, the Chinese commercial banks have intensified their businesses in fund, insurance, securities and financial leasing. Some listed commercial banks own financial licenses in different financial sectors through subsidiaries, joint ventures or cooperative enterprises by the way of wholly-owned set up, holding or participation. Take the five large listed banks as example, the average number of financial licenses (excluding banking license) of 5 large listed banks amounted to 4 (See Table 1).

Table 1 Financial Licenses of Commercial Banks through Subsidiaries, Joint Ventures or Cooperative Enterprises

Bank	Insurance	Fund	Trust	Leasing	Security
Industrial and Commercial Bank of China	ICBC-AXA Life	ICBC Credit Suisse Asset Management Co., Ltd.		ICBC Leasing	ICBC International Holdings Limited
Bank of China	BOC Insurance	Bank of China Investment Management		BOC Aviation	BOC International (China) Limited
China Construction Bank	CCB Life	CCB Principal Asset Management Co., Ltd.	CCB Trust Co., Ltd.	CCB Financial Leasing Corporation Limited	CCB International (Holdings) Limited
Agricultural Bank of China	ABC Life	ABC-CA Fund Management		ABC Financial Leasing Co., Ltd.	ABC International Holdings Limited
Bank of Communications	BoCommLife Insurance Company, Ltd. China BOCOM Insurance Co., Ltd.	Bank of Communications Schroders Fund Management Co., Ltd	Bank of Communications International Trust	Bank of Communications Financial Leasing CO., Ltd.	BOCOM International Holdings Company Ltd.
Industrial Bank Co., Ltd.		Aegon-Industrial Fund Management Co., Ltd.	China Industrial International Trust Limited	Industrial Bank Financial Leasing Co., Ltd.	
China Merchants Bank		China Merchants Fund		CMB Financial Leasing	CMB International Capital Corporation Limited
China Minsheng Banking Corp. Ltd.		Minsheng Royal Fund Management Co., Ltd		Minsheng Financial Leasing Co., Ltd.	
China Everbright Bank				Everbright Financial Leasing	
Shanghai Pudong Development Bank		AXA SPDB Investment Managers		SPDB Financial Leasing	
Bank of Beijing	ING-BOB Life Insurance Co., Ltd.	Canada-BOB Fund			

Sources: Public data and the bank websites

12

Apart from owning financial licenses through subsidiaries, joint ventures or cooperative enterprises, some holding groups that banks belong to also implemented integration operation strategy, so the financial institutions in the group own other financial licenses other than the banking license. For example, China Citic Bank in CITIC Group owns all of the financial licenses including insurance, fund, trust, leasing, security, asset management and financial company (apart from bank license).

Integrated operation is beneficial to the business transformation of commercial banks. It can make use of the unified business platform to satisfy the requirements of the "one-stop" financial service provider, effectively decrease the cost and increase overall profitability. However, it increases the group's requirement on a sound corporate governance structure, synergistic innovation capacity, and cooperative integration capability. Comprehensive operation will also consolidate various business risks within the overall financial groups. The expansion of the range of businesses and the increase of the number of business lines will increase the complexity and difficulty of managing risk for these financial groups.

In 2013, the commercial banks will accelerate group development. Commercial banks will further implement the strategy of integrated operation. The trend of integrated operations will accelerate the entry of banks into other financial service sectors. Joint-equity commercial banks, municipal commercial will likely still place a higher focus on security, fund, insurance, trust and finance leasing. We expect that the relevant laws and regulations of the financial holding companies will be built to prefect the internal management system and decrease the risk of comprehensive operation.

2013 China Banking Industry - Top Ten Trends and Outlook 13

8. Continual to Upgrade of Innovation Capacity

As market competition intensifies, market-oriented interest rates reform and financial disintermediation accelerate, stringent regulatory control and the increased capital pressure accumulate, commercial banks should reduce reliance on homogeneous competition and the single profit structure, actively innovate asset backed securities, finance micro to small enterprises, improve data and core application, mobile payment as well as internet finance, in order to realize the transformation and upgrading from products and services.

Reintroduction of asset securitization is expected to be the breakthrough for asset and intermediate business innovation for banks. As a main participant of credit asset securitization, banks have placed high hopes for this business segment due to its business innovation and increasing profitability. In May 2012, the People's Bank of China, CBRC and the Ministry of Finance promulgated the "Notice on Relevant Matters Concerning Further Expanding the Pilot Securitization of Credit Assets", which marked the reintroduction of credit asset securitization which has stagnated for nearly four years and made breakthrough through pilot banks. It is expected to be another innovation channel for the credit asset business and retail financing business of China's commercial banks. In 2013, with the continuous development of the securitization business, capital release, risk spreading and asset adjusting will all gradually improve. Before that, the coordinated development of product innovation, accounting, information disclosure, institutional training and regulation is still the key points of a standard, well-organized and sustained development. But it should be noted that the current asset securitization only involves quality assets, but in the future, once asset securitization is fully liberated, higher risk control and management capabilities of banks as well as the management of regulators are needed.

The continuous upgrading and transformation of financial products and services for micro to small enterprises will help the commercial banks to define their core competitive advantages. The rapid development of micro to small enterprise financing could reduce the high concentration financing to medium and large enterprises in the overall lending portfolio. The micro to small enterprise banking business has developed quickly due to increasing investment by banks in this business as market demand grows. As of the end of 2012, the balance of loans to micro and small enterprises (including micro to small enterprises loans, individually owned business loans and micro to small enterprise owner's loans) amounted to RMB14.8 trillion, accounting for 28.6% of the total loans. The growth rate of the micro to small enterprises loans was up 2.6 percentage points higher than the growth rate of total loans. In 2013, we think that the banks will continue to enhance innovation of micro to small enterprise banking products and services. The banks should focus on market positioning and acquisition of quality clients, the integration and innovation of products and channels as well as the reform of internal management system to realize the upgrading and transformation of micro to small enterprise business.

With increasing investment in information and technology innovation, management of "big data" is becoming a core focus for many banks. The safe operation and sound development of information technology directly affects the prudent operation of bank, even the reputation of bank, financial safety and social stability. As a result, the banks have been increasing their investment in the infrastructure of information technology, whose growth rate has exceeded profit growth rates. Data analysis technique will greatly improve bank's ability to improve the overall customer experience. In 2013, commercial banks will invest more in management and analysis of big data and

14

technical instruments to realize effective risk management and targeted marketing strategies. Deloitte thinks that the transformation of commercial banks could be oriented by the client analysis, and guide business development based on the results of client data analysis. Through the analysis of basic Information, consumption information, credit information, preference information and behavior information of clients, commercial banks can develop targeted products and service, as well as adjust relevant business procedures to better meet customer needs.

Mobile payments and online banking have gained significant traction in its development in recent years, with commercial banks and China UnionPay acted as the main force promoting mobile payment. China UnionPay is accelerating the near payment acceptance environment with commercial banks and operators, and vigorously promoting the establishment of TSM (Trust Services Manager). China Citic Bank, Bank of China, Post Office Savings Bank, Shanghai Pudong Development Bank, Guangdong Development Bank and China Everbright Bank became the first group to use the TSM platform. Internet finance achieved rapid development and the traditional financial institutions have responded accordingly. With the continuous liberation of regulation policies, the traditional financial industry faced with the potential competition of technology industry, which is not only reflected in the field of mobile payment. The year of 2013 will become the year of innovation for traditional financial channels as it seeks integration with these emerging digital channels. The commercial banks should not ignore the trend of integrating between traditional financial business and technology, and actively seek innovative ways to integrate between channels.

2013 China Banking Industry - Top Ten Trends and Outlook 15

9. Improvement in Wealth Management

As competition among retail banks become increasingly fierce, wealth management has become a key battlefield for banks to achieve growth. In 2012, the scale of wealth management observed growth across the sector, presenting the trend of off-balance sheet activities. In recent years, the scale of financial products has led to explosive growth in this business line. In 2012, 120 banks issued 31,673 financial products, increasing nearly 35% compared to 2011. The total amount of financial products issued to retail customers amounted to RMB24.71 trillion, increasing 45.44%[3] compared to 2011. The scale of non-guaranteed financial products dominated the market, accounting for more than 60% in the past two years, reflecting the overall trend of off-balance sheet activities in the wealth management business (See Figure 4).

Figure 4 The Volume and Income Type of Financial Products

35,000
30,000
25,000
20,000
15,000
10,000
5,000
19,992
7,130
14,541
3,796
2012
Non-Guaranteed
Fixed Guaranteed
Floating Guaranteed

Sources: Wind Info

Investors of financial products are inclined to modularization and decentralization. Under the influence of tightened regulation and rectification of cooperation models between trusts and banks, the ratio of financial products investing in credit assets and bills were 1% and 2% respectively in 2012, decreasing by 7% and 10% respectively compared to 2011. Meanwhile, the ratio of financial products provided by commercial banks investing in monetary instruments and bonds was grew substantially. Financial products continued to see investments in credit assets through other models such as beneficial right assignments. Commercial banks further strengthened its asset management capabilities of financial products through diversification of their portfolios.

The rise and strengthening of financial products reflects innovation by commercial banks in response to diversified financing and asset management requirements by its customers, and in compliance of conditions brought forth by interest rate deregulation, tightened monetary credit policies and stricter liquidity regulations. Meanwhile, asset distribution and benefit allocation of the asset management should be further regulated.

In 2013, we think that changes to the regulatory policies and the internal demands of banks' strategic transformation will promote and prefect the wealth management business. With the introduction of Notice No. 8 from CBRC[4], the banks should set a more standard and transparent operation management model to promote the sound development of financial business and comply with the regulatory requirements, in addition to targeted control of non-standard debt assets. The banks should set up a system that matches the strategic position of the wealth management business, and further promote the independent operation and risk management capabilities. Under back drop of increasing demand for real economy financing, the financial business still has great opportunities for further development. Meanwhile, the financial business continue to face challenges with its transformation, influenced by multiple factors such as product homogenization, fierce industrial competition, the competition from other financial institutions, speeding interest rate deregulation and stricter regulations.

[3] "CAIJING" Magazine, 28 January 2013; The issuing of financial products set a new high in 2012, which amounted to RMB 24,710 billion, increasing by 45.44%. http://finance.caijing.com.cn/2013-01-28/112469... html

[4] The China Banking Regulatory Commission issued the notice on March 25, 2013 that banks must clearly link wealth management products with specific assets. The notice also states that banks must disclose who will ultimately use the funds and for what purpose, and that each product must be audited. It also states that outside of the forms bond market no more than 35% of a bank's total issued wealth management products should be invested in debt or used to make loans.

16

10. The Implementation of New Accords Enters into a Key Stage

Reforms required by the reform of international financial institutions and the Basel Accords III (hereinafter referred to as "New Accords") put forth higher requirements on China's management of its capital adequacy ratio. In 2012, the CBRC promulgated the "Provisional Regulation Rules of Senior Capital Management Methods of Commercial Banks" as the guidance for banks. The New Measures regulated stricter standards for capital adequacy ratios; namely, the core tier one capital adequacy ratio, tier one capital adequacy ratio and capital adequacy ratio of banks should not be lower than 7.5%, 8.5% and 10.5%, respectively. Core tier one capital adequacy ratio, tier one capital adequacy ratio and capital adequacy ratio of domestic banks should not be lower than 8.5%, 9.5% and 11.5%, respectively. In addition, the CBRC defined qualification of capital instrument standards that could be used to replenish capital and absorb losses when facing financial pressures.

The New Measures will promote banks to increase its capital buffer to absorb losses and enhance the credit quality of banks. As the asset quality is influenced by the commercial banks' rapid growth of assets and the slackening economy, banks need to increase its capital buffer to absorb these losses. As of the end of 2012, the overall weighted average capital adequacy ratio reached 13.25% while the core capital adequacy ratio reached 10.62%. In order to satisfy the new capital regulations, the five largest national commercial banks faced downward pressures, whose average capital adequacy ratio was 13.66% and the core tier one capital adequacy ratio was 10.68% by the end of 2012. To the small to medium joint-stock commercial banks, some banks faced greater pressure due their weaker capital structure. To some small banks such as the municipal commercial banks and rural commercial banks, they tended to faceeven greater pressure*.

In 2013, the Chinese banking industry will accelerate its implementation of the New Measures. Under pressure from strict eligible capital standards and stringent capital adequacy ratios set forth by the New Measures, commercial banks will carry out advanced capital measurement methods with higher risk sensitivity, longer term capital replenishment mechanisms, increased efficiency of planned capital management through proactive capital planning and stress tests, as well as ensuring lower financing costs and manoeuvrability of contingency plans by actively expanding the capital replenishment channels.

Commercial banks have responded to the New Accords and have taken relevant measures to implement necessary reforms. After over 10 years, large national commercial banks have already completed the establishment of risk measurement models, policy stream and information systems. Recently, these banks have focused on the application of these models in daily business and risk management, further upgrading systems such as the collateral management system, model laboratory and risk data warehouse, as well as further improving their economic capital management capabilities. Meanwhile, the banks have gradually established and improved advanced quantitative risk assessment methods, such as advanced internal ratings approach of credit risk and advanced evaluation approach of operational risk, in order to realize greater capital release.

* Moody presented that the new regulations on capital management puts forward positive influence on credit of domestic banks. Xinhua08, 20 June, 2012, http://bank.xinhua08.com/a/20120620/975602.shtml

2013 China Banking Industry - Top Ten Trends and Outlook 17

Most of the joint-stock commercial banks have already received many periodic achievements in response to the New Accords. Some banks have submitted assessment applications and are currently under the assessment by CBRC. Other banks have been implementing the New Accords through more comprehensive methods by reforming their governance structure, policies and systems, management processes, calculation instruments and data systems in order to upgrade their risk management and capital management capacity.

Increasing numbers of small to medium banks are aware of the new capital accord, realizing this inevitable trend. Some small to medium banks have taken the necessary steps to meet requirements set forth by the New Accords as well as completed the planning and implementation outlined by the New Accords, such as the internal ratings approach of credit risk and standard approach of operational risk.

18

Authors

Pengcheng Wang
Partner, Global Financial Services Industry Leader
Deloitte China

Alvin Ng
Partner, Co-Leader of Banking Industry, GFSI
Deloitte China

Charlotte Shen
Partner, Global Financial Services Industry
Deloitte China

Lorraine Gu
Partner, Global Financial Services Industry
Deloitte China

Richard Li
Senior Manager, Financial Services Industry Center of Excellence
Deloitte China

Daniel Zhi
Associate Director, Management Consulting
Deloitte China

Vivienne Huang
Assistant Manager, China Research and Insight Center
Deloitte China

Norman Sze
Managing Partner, Management Consulting
Deloitte China

Benny Cheung
Partner, Co-Leader of Banking Industry, GFSI
Deloitte China

Frank Jiang
Partner, Financial Services Industry Center of Excellence
Deloitte China

Karen Wu
Partner, Management Consulting
Deloitte China

Toby Zhang
Director, Management Consulting
Deloitte China

Jerry Ma
Senior Manager, Global Financial Services Industry
Deloitte China

2013 China banking Industry Top Ten Trends and Outlook 19

Deloitte Global Financial Services Industry

Deloitte Global Financial Services Industry (GFSI) is a global network of Deloitte professionals engaging in financial industry services. This network was established in 1994 and is Deloitte's first and largest global industry specialization team. As one of the world's largest private auditing and consulting professional service entities, Deloitte has long been dedicated to serving world-class leading financial institutions. Benefiting from the accumulated knowledge and experience from serving our customers, we are able to develop financial industry best practices and leading concepts acknowledged in the industry, and share them with colleagues worldwide via the GFSI network. Deloitte Financial Services Industry has renowned experts from the fields of banking, securities, insurance, and investment management, and at the same time brings together professionals in the areas of audit, risk management, tax, financial advisory, management consulting, and others to form a highly efficient service network to provide customers with professional services across borders, across functional departments and across industries.

Deloitte China Financial Services Industry

Deloitte China Financial Services Industry (Deloitte China GFSI) is an important part of Deloitte Global Financial Services Industry. We sufficiently utilize global resources while being rooted locally to provide tailored solutions to leading financial enterprises in China. Deloitte China Financial Services Industry has an outstanding professional service team in the industry. As of the end of 2012, the Deloitte China Financial Services Industry team had over 2,000 professionals, including over 100 partners focusing on the financial industry, to provide audit, tax, enterprise risk management, enterprise management consulting, financial advisory and other comprehensive professional services to financial institutions in Mainland China and Hong Kong.

Our expert team is composed of senior financial and accounting experts, management consulting experts, risk management experts, banking, insurance and investment industry experts, change management experts, taxation experts, merger and acquisition experts, and experts on various technologies. Some partners are experienced financial industry professionals. They understand international and domestic financial markets, are familiar with the strategies and operations of various types of financial enterprises, and have rich practical experience in their respective fields of specialty. We have considerable service capabilities in various fields of the financial industry, and an increasingly excellent position in the market for financial professional services in China.

Deloitte China Financial Services Industry Center of Excellence

Deloitte China Financial Services Industry Center of Excellence (FSICoE) is dedicated to helping financial institutions understand the major issues and trends within the financial service industry of China, and at the same time, helps enterprises get hold of new opportunities in areas such as financial reform, development strategy, financial management, performance evaluation, risk management and technological innovation. Deloitte China Financial Services Industry Center of Excellence engages in constructive dialogues with administrators, decision-makers and organizers on innovative solutions, and provides prospective frontline insight and in-depth views with strategic significance, to assist financial institutions such as those engaged in banking, securities, insurance and asset management in enhancing enterprise performance.

20

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2013 China Banking Industry - Top Ten Trends and Outlook 21

Contacts

If you have any questions about the content of this report or wish to have in-depth exchanges with Deloitte, please contact:

Pengcheng Wang
Partner, Global Financial Services Industry Leader
Deloitte China
Telephone: +86 (10) 8520 7123
Email: wangpc@deloitte.com.cn

Norman Sze
Managing Partner, Management Consulting
Deloitte China
Telephone: +86 (21) 6141 2388
Email: normansze@deloitte.com.cn

Frank Jiang
Partner, Financial Services Industry Center of Excellence
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Telephone: +86 (10) 8520 7233
Email: fjiang@deloitte.com.cn

Richard Li
Senior Manager, Financial Services Industry Center of Excellence
Deloitte China
Telephone: +86 (10) 8520 7031
Email: ricli@deloitte.com.cn

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6/13/2014 [Link] barbaric growth "shadow banking" _ information _ Grand Duke Grand Duke Network

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China 's financial system is facing new risks and challenges - the "shadow banking" of flooding.

Even the concept of the United States, "Exotic" there is still much controversy, but in China this banking "dominant" Financial soil, "shadow banking" is still its unique vitality, thrive in the last two years growth.

An ordinary savers, when he did not want to endure long-term bank deposit rates down, and turn our gaze to a wide variety of financial products, it is possible to participate in this bubble is being generated. He may not fully understand how these new financial products yield of 5% and down the operation, which is the basis of the so-called system of rapid expansion of the "shadow banking."

Gods or monsters

After the financial crisis, the international financial community began to banking supervision system that drifted outside, may lead to systemic risk types of credit intermediaries, collectively referred to as "shadow banking." Non bank financial institutions in the U.S. and European countries, investment banks, hedge funds, structured investment vehicles, which form a "shadow banking" the main force. They rely on securitization of financial derivatives operations, blowing up one after another financial bubble.

In China, the environment and foreign financial markets are different. Broadly speaking, the "shadow banking" includes all non-credit products operating credit institutions. This is the middle, out of the traditional banking itself innovative "financial services", including banks and trust companies, securities companies to develop the various types of financial management, trust products, can be regarded as the "shadow banking" big boss. Another part of the "shadow banking" is all kinds of small loan companies, security companies, pawn shops, private equity funds, credit networks, underground banks and other private financial institutions. They are also developing very rapidly, but due to the small volume, relatively limited influence.

Former Bank of China Chairman Xiao Gang (currently Chairman of the

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6/13/2014 [Link] barbaric growth "shadow banking" _ information _ Grand Duke Grand Duke Network

Commission) has criticized some of the bank's financial products are relying on "New Subordinated old" to meet the payment due, which is essentially a flower drum pass "Ponzi scheme." He called for the need to strengthen the "shadow banking" supervision.

China Banking Regulatory Commission Chairman Shang Fulin said publicly during the two sessions, the next step will be strictly regulated financial product design, sales and capital investment. Voice hardly ever, March 29 CBRC specifically below, strict rules limit the size of financial products, some people say this is for financial products put on the "confining." Bank stocks plummeted the day.

However, scholars believe that the industry should not blindly exaggerate the risk of "shadow banks". Institute of Finance, Development Research Center of the State Council researcher Ba that most financial products are within the scope of regulation, there are strict controls on Chinese credit, the presence of different financial markets with strict division of "shadow banking" was originally financiers "the talent developed products" on the market is "useful supplement."

Wang Dongming, chairman of CITIC Securities as "shadow banking" at a recent forum to make excuse. He believes that due to the "shadow banking" with high leverage, high-risk characteristics, easily misunderstood by the public as "speculative financial instruments." And many financial industry experts know it is "shadow banking" in line with China's economic development needs of the entity is a beneficial supplement formal finance.

According to the Commission's assessment of global financial stability, the current global "shadow banking" of the total size of nearly $ 70 trillion, representing total assets of financial intermediaries 1/4. Wang Dongming estimates that China's "shadow banking" total size is about 23 to 25 trillion yuan, the total assets of the country's financial accounts for about 1/4. In fact, due to the differences in definitions and statistical standards, China's "shadow banking" big scale in the end, there is still no unified view. Anpang consultation report, by the end of 2012, the scale of bank financing totaled 7.4 trillion; trust industry over the same period of nearly 7.5 trillion AUM. Total asset size categories less than 15 trillion, of which there are a large part of overlap. The agency believes that the "shadow banking" is not China's financial system "cancer."

Credit Suisse chief economist Dong Tao with the Asia-Pacific region, "China's largest economic future time bomb" to describe the "shadow banking." According to his estimates, the total amount of China's current credit amounted to 80 trillion yuan, official bank lending has 47 trillion yuan, two-phase reduction, can be roughly calculated China "shadow banking" product size of about 33 trillion yuan. This is probably by far the largest estimated value.

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6/13/2014 [Link] barbaric growth "shadow banking" _ information _ Grand Duke Grand Duke Network

Compromise argument is not of the "shadow banking" to a "fairy", can not be completely as a "monster." Tend to exaggerate the "shadow banking" people at risk, and sometimes ignore the momentum of rapid development in China's "shadow banking."

Chief Executive Officer Zuo Xiaolei, Galaxy Securities Advisor integrated Central Bank and other authoritative figures, the total domestic assets of the "shadow banking" of about 17 to 19 trillion. She believes that China's "shadow banking" like "an ever-expanding nobody knows for sure", "nobody knows for sure" is still "continues to expand."

In China, the economy of bank credit is the main financing channels. However, in 2012 the total social financing, bank credit declined from 91% to 58%, indicating that the scale of credit financing "shadow banking", including bank trust cooperation of financial products and debt financing scale equity financing, as well as the bank's balance sheet in rapid growth. This intermediate, private financing has not been calculated into the total social financing.

Left Xiaolei Jiang stressed worrying is that the "shadow banking" market presents a disordered state. For example, sales staff and some financial products are not clear about the structure of investment products, and financial products, investors are only interested in higher yields than the bank deposit interest rates much earlier. "I do not know how much risk is the biggest risk." She said.

"Shadow banks" barbaric growth

After the "stimulus" policies of the financial crisis exit, in 2010 China's money supply began to "shrink" to the robustness of the policy alternatives expansionary policies. This is the "shadow banking" rise point in time. Shanghai Jiaotong University of Finance and Economics researcher considered high even Kui, from 2010 to 2012, is the "shadow banking" bears the transport function of liquidity to the real economy. "Corporate loans to prevent bankruptcy financing in the form of non-local government to prevent unfinished projects, extensive use of trusts, leading to large-scale shadow banking 'shadow banking' Yiqijuechen, far exceeding the growth rate of loan growth." This process, the banking industry itself has a strong motivation a "regulatory arbitrage."

When bank deposits, credit scale are strictly limited, given the central bank deposit rate is very low, continuous outflow of bank deposits, which forced the bank to seek financial products in order to stabilize the banking profit foundation. High even Kui said the bank with a variety of "financial innovation" to compensate for the lack of traditional business methods can be described as complex and diverse: bank financing, private banking can attract capital or a disguised high interest Lanchu; through bank trust cooperation, credit asset securitization can be Business sheet of the table, without increasing the

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capital increase occupancy and credit provision premise; through entrusted loans, you can not take up funding and are not restricted under the premise deposit ratio, stable spread income.

Especially the trust business, with banks, brokerages and insurance unmatched flexibility, and thus become a "regulatory arbitrage," the biggest beneficiary. High oven Kui believe that bank-trust cooperation (banks and trust companies to jointly develop financial products) class "shadow banking" the fastest growing business potential systemic financial risk is the greatest.

In general, trust is usually at the center of these new types of capital flows, operating in the dark areas of the formal banking system and the shadow banking system intersection. Trust primarily for two types of customers: the need for private funding and liquidity family and individual investors seeking higher rates of return. According to statistics, by the end of 2012 the bank book balance of financial products is 8.65 times in 2008; trust assets exceeded 700 trillion, 5.73 times in 2008. "Banks have been listed more than profits chase induced shift to more profitable products, even implicitly bear more risk the expense," Cao Lian Kui said.

CASS Institute of Finance researcher Yixianrong as "barbaric growth" to describe the development trend of China's "shadow banking" It's two years. According to his estimates, 3 trillion total social financing in 2012 added, of which 2/3 from the "shadow banking." He believes that these "shadow banking" financial funds raised mostly "reached" the domestic real estate market and local government financing platform. From 2012 real estate development and investment funding sources, the real estate enterprises to obtain bank loans accounted for about 10% down, self financing accounted for more than 50%. Since 2011, the domestic economic sentiment index fell a quarterly basis, the level of overall decline in profits in many industries, there have been a number of industry-wide losses. "If it is not highly profitable real estate enterprises from other industries are unable to digest the 'shadow banking' funds of such high interest rates."

Yixianrong said, as long as prices continue to rise, real estate profits can be sustained, not only high-cost, high leverage, serious mismatch term funding will be pouring into the real estate market, and has been flowing into the "shadow banking" financing risks, also temporarily not exposed, because both the housing collateral or collateral land prices will remain high. This means that the "shadow banking" and the expansion of the real estate bubble are two sides of a coin.

Financial Innovation To Industry "blood transfusion"

According to banking industry sources, China's "shadow banking" service provider of funds received mostly around 13% per annum, or even higher, much higher than the one year bank loans 6.15% benchmark interest rate. The current

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stock of huge entrusted loans, for example, funding providers gain about 8% to 10%, while the overall cost of funds rate is much higher than the demand side of this level, up to 13% to 18%. What is more, some trust and lending rates at around 20%. Such high cost of financing, investment, if not a high enough profit margin "profiteering industry," investors would be difficult to bear.

National Bureau of Statistics figures show that the average profit margin in 2012, 500 Chinese enterprises was 1.67 percent, profits of industrial enterprises in 2012 was the first time in the third quarter from negative to positive. According to 10% of the "shadow banking" interest payments generally engage in Industrial enterprises are prohibitive. Those who had to swallow the high interest cost of borrowing enterprises rely on "old debt" and "debt rollover" and other ways to "boil day to day."

High even Kui said that China "shadow banking" features two, "chaos" and "expensive." "Chaos" performance in these complex financial products consisting of low transparency, the lack of supervision; "expensive" performance in China is currently the deposit reserve ratio is "the highest in the history of" monetary contraction will inevitably lead to increased currency prices, all disguised usury arises , in the "shadow banking" system, "Some people have the financial resources to necessarily have the ability to repay, it is only an emergency." For example, he said that in 2012 the Trust Fund, the majority of funds to invest in local financing platform, which is dry most of local financing infrastructure projects, it is difficult to achieve over 10% return on investment, trust loans can not be repaid, and some even have to pay interest does not come out. And bank loans, the Trust Fund will generally lives 2-3 years, then you need to return the money to investors. The General Trust Fund for capital is far too weak banks, if there is one or two items become unfinished projects collapse, the entire trust fund will face default predicament.

Li Cai Yuan economists believe that China's "shadow banking" from both positive and negative ways. One must consider the risks, after all, like wealth management product growth to double this year, bypassing the credit policies of banks, magnified M2, already has the money creation function risky; Second, from the development trend of the financial sector observation, China's banking sector will be out sooner or later. "deposits and poor eating live" era, we must develop new financial instruments, and financial products, trust products are also in line with "the direction of innovation." "In principle to encourage financial institutions to innovate, but must be strictly financial products and even harsh regulation," he said, whether it is banks, trust companies or securities companies, "Mixed" is basically a trend, but if we develop financial innovation, are still around "speculation flower", "land speculation" playing around, this will be a big problem.

Xiao Gang criticized the "shadow banking," said, "just five years, hundreds of financial products begins with the rapid growth of just over twenty thousand

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6/13/2014 [Link] barbaric growth "shadow banking" _ information _ Grand Duke Grand Duke Network

...... many products related assets, depending on the number of non-existent real estate or long-term infrastructure, sometimes may even find that it is unable to generate sufficient cash flow to meet repayment obligations of high-risk projects. "Obviously the key issues, the chairman of the China Securities Regulatory Commission was concerned, or financial innovation and economic development entities" mismatch . "

Li Cai Yuan said that the fundamental driving force of China's economic industrial upgrading technological revolution and technological innovation, all financial innovation must serve the overall situation, the core of industry of science and technology. "shadow banking" can sunshine, but the "shadow banking" financial innovation must industrial conveyor to the "blood" to provide "fodder" for the scientific and technological innovation, and not fall into the vortex of resources foam again.

(China Youth Daily)

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